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                                                                    EXHIBIT (12)

                             CMS ENERGY CORPORATION
      Ratio of Earnings to Fixed Charges and Preferred Securities Dividends
                               and Distributions
                              (Millions of Dollars)


                                                                              Years Ended December 31
                                                                 1998       1997      1996       1995       1994
                                                                 -----------------------------------------------
                                                                  (b)
Earnings as defined (a)
Consolidated net income                                         $ 242      $ 244     $ 224      $ 195      $ 177
Income taxes                                                      100        108       137        113         91
Exclude equity basis subsidiaries                                 (92)       (80)      (85)       (57)       (18)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $28, $13,
  $5, $4 and $2 million for the  years ended
   December 31, 1998, 1997, 1996,  1995
   and 1994, respectively                                         395        360       313        299        253
                                                               -------------------------------------------------

Earnings as defined                                             $ 645      $ 632     $ 589      $ 550      $ 503
                                                                ================================================


Fixed charges as defined (a)
Interest on long-term debt                                      $ 319      $ 273     $ 230      $ 224      $ 193
Estimated interest portion of lease rental                          8          8        10          9          9
Other interest charges                                             48         49        43         42         30
Preferred securities dividends and
  distributions                                                    77         67        54         42         36
                                                               -------------------------------------------------

Fixed charges as defined                                        $ 452      $ 397     $ 337      $ 317      $ 268
                                                                ================================================


Ratio of earnings to fixed charges and
 preferred securities dividends and distributions                1.43       1.59      1.75       1.74       1.88
                                                                ================================================


NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.